SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
Cellular Dynamics International, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
15117V109
(CUSIP Number)
Thomas M. Palay
Cellular Dynamics International, Inc.
525 Science Drive
Madison, Wisconsin 53711
(608) 310-5100
Copy to:
Anna M. Geyso
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, WI 53202
   (414) 273-3500
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
July 30, 2013
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 15117V109
l)    Name of Reporting Person
Tactics II Ventures Limited Partnership
2)    Check the Appropriate Box if a Member of a Group
(a) [   ]
(b) [   ]
3)    SEC Use Only
4)    Source of Funds
OO: Client Funds
5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6)    Citizenship or Place of Organization
Wisconsin, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	1,168,002
8)	Shared Voting Power	None
9)	Sole Dispositive Power:	1,168,002
10)	Shared Dispositive Power:	None

11)    Aggregate Amount Beneficially Owned by Each Reporting Person
1,168,002
12)    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]
13)    Percent of Class Represented by Amount in Row (11)
7.4%
14)    Type of Reporting Person
PN

SCHEDULE 13D
CUSIP No. 15117V109
l)    Name of Reporting Person
Tactics II Stem Cell Ventures (QP) LP
2)    Check the Appropriate Box if a Member of a Group
(a) [   ]
(b) [   ]
3)    SEC Use Only
4)    Source of Funds
OO: Client Funds
5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6)    Citizenship or Place of Organization
Wisconsin, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	2,216,088
8)	Shared Voting Power	None
9)	Sole Dispositive Power:	2,216,088
10)	Shared Dispositive Power:	None

11)    Aggregate Amount Beneficially Owned by Each Reporting Person
2,216,088
12)    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]
13)    Percent of Class Represented by Amount in Row (11)
14.1%
14)    Type of Reporting Person
PN

SCHEDULE 13D
CUSIP No. 15117V109
l)    Name of Reporting Person
Tactics II-CDI Series B Investors, LLC
2)    Check the Appropriate Box if a Member of a Group
(a) [   ]
(b) [   ]
3)    SEC Use Only
4)    Source of Funds
OO: Client Funds
5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6)    Citizenship or Place of Organization
Wisconsin, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	970,641
8)	Shared Voting Power	None
9)	Sole Dispositive Power:	970,641
10)	Shared Dispositive Power:	None

11)    Aggregate Amount Beneficially Owned by Each Reporting Person
970,641
12)    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]
13)    Percent of Class Represented by Amount in Row (11)
6.2%
14)    Type of Reporting Person
OO

SCHEDULE 13D
CUSIP No. 15117V109
l)    Name of Reporting Person
Tactics II-CDI Series B Investors II, LLC
2)    Check the Appropriate Box if a Member of a Group
(a) [   ]
(b) [   ]
3)    SEC Use Only
4)    Source of Funds
OO: Client Funds
5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6)    Citizenship or Place of Organization
Wisconsin, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	862,144
8)	Shared Voting Power	None
9)	Sole Dispositive Power:	862,144
10)	Shared Dispositive Power:	None

11)    Aggregate Amount Beneficially Owned by Each Reporting Person
862,144
12)    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]
13)    Percent of Class Represented by Amount in Row (11)
5.5%
14)    Type of Reporting Person
OO

SCHEDULE 13D
CUSIP No. 15117V109
l)    Name of Reporting Person
Tactics II-CDI Series B Investors III, LLC
2)    Check the Appropriate Box if a Member of a Group
(a) [   ]
(b) [   ]
3)    SEC Use Only
4)    Source of Funds
OO: Client Funds
5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6)    Citizenship or Place of Organization
Wisconsin, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	836,494
8)	Shared Voting Power	None
9)	Sole Dispositive Power:	836,494
10)	Shared Dispositive Power:	None

11)    Aggregate Amount Beneficially Owned by Each Reporting Person
836,494
12)    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]
13)    Percent of Class Represented by Amount in Row (11)
5.3%
14)    Type of Reporting Person
OO

SCHEDULE 13D
CUSIP No. 15117V109
l)    Name of Reporting Person
Robert J. Palay
2)    Check the Appropriate Box if a Member of a Group
(a) [   ]
(b) [   ]
3)    SEC Use Only
4)    Source of Funds
OO: Client Funds
5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6)    Citizenship or Place of Organization
U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	365,386
8)	Shared Voting Power	6,789,079
9)	Sole Dispositive Power:	365,386
10)	Shared Dispositive Power:	6,789,079

11)    Aggregate Amount Beneficially Owned by Each Reporting Person
7,154,465
12)    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]
13)    Percent of Class Represented by Amount in Row (11)
44.4%
14)    Type of Reporting Person
IN

SCHEDULE 13D
CUSIP No. 15117V109
l)    Name of Reporting Person
Thomas M. Palay
2)    Check the Appropriate Box if a Member of a Group
(a) [   ]
(b) [   ]
3)    SEC Use Only
4)    Source of Funds
OO: Client Funds
5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6)    Citizenship or Place of Organization
U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	365,386
8)	Shared Voting Power	6,789,079
9)	Sole Dispositive Power:	365,386
10)	Shared Dispositive Power:	6,789,079

11)    Aggregate Amount Beneficially Owned by Each Reporting Person
7,154,465
12)    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]
13)    Percent of Class Represented by Amount in Row (11)
44.4%
14)    Type of Reporting Person
IN

Item 1. Security and Issuer
This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Cellular Dynamics International, Inc., a Wisconsin corporation (the “Issuer”). The address of the principal executive office of the Issuer is 525 Science Drive, Madison, Wisconsin 53711.
Item 2. Identity and Background
(a), (f)
This Statement is being filed by Tactics II Ventures Limited Partnership and Tactics II Stem Cell Ventures (QP) LP, each a Wisconsin limited partnership, Tactics II-CDI Series B Investors, LLC, Tactics II-CDI Series B Investors II, LLC and Tactics II-CDI Series B Investors III, LLC, each a Wisconsin limited liability company, and Mr. Robert J. Palay and Dr. Thomas M. Palay, each a United States citizen (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of August 9, 2013, a copy of which is attached hereto as Exhibit A.
(b)
The address of the principal business and principal office of each of the Reporting Persons, excluding Mr. Robert J. Palay and Dr. Thomas M. Palay, is 780 North Water Street, Milwaukee, Wisconsin 53202.
The address of the principal business and principal office of each of Mr. Robert J. Palay and Dr. Thomas M. Palay is 525 Science Drive, Madison, Wisconsin 53711.
(c)
The principal business of each of the Reporting Persons, excluding Mr. Robert J. Palay and Dr. Thomas M. Palay, is making investments in private companies and, specifically for Tactics II-CDI Series B Investors, LLC, Tactics II-CDI Series B Investors II, LLC and Tactics II-CDI Series B Investors III, LLC, making investments in the Issuer.
Mr. Robert J. Palay is employed as the Chief Executive Officer of the Issuer. Dr. Thomas M. Palay is employed as the President of the Issuer.
(d), (e)
During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
As of June 27, 2013, the Reporting Persons beneficially own an aggregate of 3,785,927 shares of Common Stock, 25,461,646 shares of the Issuer’s Series A Preferred Stock and 36,019,229 shares of the Issuer’s Series B Preferred Stock (collectively, the “Preferred Stock”). The consideration for the purchase of the Common Stock and the Preferred Stock was funded by capital contributions from investors.

On June 27, 2013, the Issuer entered into a $20.0 million term loan credit agreement (the “Credit Agreement”) with Sixth Floor Investors LP, as administrative agent, and the other lenders party thereto. In connection with the Issuer’s borrowing of $12.0 million under the Credit Agreement, it issued to certain of the Reporting Persons warrants to purchase an aggregate of 639 shares of the Issuer’s Series B Preferred Stock at an exercise price equal to $12.00 per share (the “Preferred Stock Warrants”).

On July 9, 2013, the Issuer effected a 1-for-9.75 reverse stock split of all of the Common Stock and the Issuer’s Preferred Stock.

On July 24, 2013, certain of the Reporting Persons purchased 91,668 shares of Common Stock (the “IPO Shares”) at a price of $12.00 per share as a part of the Issuer’s initial public offering, which purchase closed on July 30, 2013. The aggregate purchase price of the IPO Shares was $1,100,016. The consideration for the purchase of the IPO Shares was funded by capital contributions from investors.
On July 27, 2013, Tactics II Ventures Limited Partnership exercised warrants to purchase an aggregate of 2,736 shares of the Common Stock at a purchase price per share of $0.10. The aggregate purchase price of these shares was $273.60. The consideration for the purchase of the Common Stock was funded by capital contributions from investors.
On July 30, 2013, pursuant to the Issuer’s Sixth Amended and Restated Articles of Incorporation, the Preferred Stock was converted into shares of Common Stock on a one-for-one basis, and the Preferred Stock Warrants were converted into warrants to purchase an equal number of shares of Common Stock.
Additionally, on July 30, 2013, each of Mr. Robert J. Palay and Dr. Thomas M. Palay was granted by the Issuer an option to purchase 150,000 shares of the Issuer’s Common Stock (the “Options”). Each of Mr. Robert J. Palay and Dr. Thomas M. Palay acquired the Options in connection with their employment by the Issuer and paid no consideration for these Options.
Item 4. Purpose of Transaction
The Reporting Persons acquired the Common Stock, the Preferred Stock, the Preferred Stock Warrants, the IPO Shares and the Options for investment purposes.
The managers and general partners of Tactics II Ventures Limited Partnership, Tactics II Stem Cell Ventures (QP) LP, Tactics II-CDI Series B Investors, LLC, Tactics II-CDI Series B Investors II, LLC and Tactics II-CDI Series B Investors III, LLC intend to cause those entities to distribute all of the shares of the Issuer’s Common Stock that they hold to their limited partners or members on the first trading date on which the lock-up agreements these entities have entered into with the underwriters expire or are released or waived, whichever is earlier (the “Distribution”).
Other than Mr. Robert J. Palay and Dr. Thomas M. Palay, each Reporting Person that owns shares of Common Stock assesses the Issuer’s management, business, financial condition and results of operations, as well as economic conditions and securities markets in general and those for the Issuer’s shares in particular. Depending on such assessments, one or more of such Reporting Persons may acquire additional shares or may sell or otherwise dispose of all or some of the shares of Common Stock. Such actions will depend on a variety of factors, including current and anticipated trading prices for Common Stock, alternative investment opportunities, and general economic, financial market and industry conditions.

Following the Distribution, Mr. Robert J. Palay and Dr. Thomas M. Palay may acquire sole voting power and sole dispositive power over certain of the shares subject to the Distribution. In addition, they may acquire Common Stock or other equity as a result of grants or equity awards.
Mr. Robert J. Palay and Dr. Thomas M. Palay assess the Issuer’s business, financial condition and results of operations, as well as economic conditions and securities markets in general and those for the Issuer’s shares in particular. Depending on such assessments, Mr. Robert J. Palay and Dr. Thomas M. Palay may acquire additional shares or may sell or otherwise dispose of all or some of the shares of Common Stock. Such actions will depend on a variety of factors, including current and anticipated trading prices for Common Stock, alternative investment opportunities, and general economic, financial market and industry conditions.
On June 27, 2013, the Issuer entered into a $20.0 million term loan credit agreement (the “Credit Agreement”) with Sixth Floor Investors LP, as administrative agent, and the other lenders party thereto. If the Issuer borrows the remaining $8.0 million under the Credit Agreement at any time until December 31, 2013, Tactics II-CDI Series B Investors, LLC, Tactics II-CDI Series B Investors II, LLC and Tactics II-CDI Series B Investors III, LLC will be issued a warrant to purchase additional shares of Common Stock.
Except as described in this Item 4, none of the Reporting Persons currently have plans or proposals that relate to, or would result in, any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.
Item 5. Interest in Securities of the Issuer
(a), (b)
Based upon the Prospectus, there were 15,734,749 shares of Common Stock outstanding as of July 30, 2013.

Each of Mr. Robert J. Palay and Dr. Thomas M. Palay has, along with the other such reporting person, shared voting and dispositive power over 6,789,079 shares of Common Stock (which include 694,043 shares held directly by Tactics II Stem Cell Ventures LP, 41,667 shares held directly by Tactics II Limited Liability Company and 6,053,369 shares held directly by the other reporting persons described below in this Item 5) and sole voting and dispositive power over 365,386 shares underlying options, the total of which represents approximately 44.4% of the outstanding shares of Common Stock.
Tactics II Ventures Limited Partnership has sole voting and dispositive power over 1,168,002 shares, which represent approximately 7.4% of the outstanding shares of Common Stock. Tactics II Stem Cell Ventures (QP) LP has sole voting and dispositive power over 2,216,088 shares, which represent approximately 14.1% of the outstanding shares of Common Stock. Tactics II-CDI Series B Investors, LLC has sole voting and dispositive power over 970,641 shares, which include 226 shares underlying warrants described in Item 3 of this Statement and which represent approximately 6.2% of the outstanding shares of Common Stock. Tactics II‑CDI Series B Investors II, LLC has sole voting and dispositive power over 862,144 shares which include 211 shares underlying warrants described in Item 3 of this Statement and which represent approximately 5.5% of the outstanding shares of Common Stock. Tactics II-CDI Series B Investors III, LLC has sole voting and dispositive power over 836,494 shares, which include 202 shares underlying warrants described in Item 3 of this Statement and which represent approximately 5.3% of the outstanding shares of Common Stock.

Each of Mr. Robert J. Palay and Dr. Thomas M. Palay is: (i) a manager of Tactics II General Partner LLC, which is the general partner of Tactics II Ventures Management Limited Partnership, which is the general partner of Tactics II Ventures Limited Partnership; (ii) a managing member of Tactics II Limited Liability Company; (iii) a manager of Tactics II SC General Partner LLC, which is the general partner of each of Tactics II Stem Cell Ventures (QP) LP and Tactics II Stem Cell Ventures LP; (iv) a manager of Tactics II-CDI Series B Manager, LLC, which is the manager of Tactics II-CDI Series B Investors, LLC; (v) a manager of Tactics II-CDI Series B Manager II, LLC, which is the manager of Tactics II-CDI Series B Investors II, LLC; and (vi) a manager of Tactics II-CDI Series B Manager III, LLC, which is the manager of Tactics II-CDI Series B Investors III, LLC. In the foregoing such capacities, each of Mr. Robert J. Palay and Dr. Thomas M. Palay has, along with the other such reporting person, shared voting and dispositive power over the shares held by Tactics II Ventures Limited Partnership, Tactics II Limited Liability Company, Tactics II Stem Cell Ventures (QP) LP, Tactics II Stem Cell Ventures LP, Tactics II-CDI Series B Investors, LLC, Tactics II-CDI Series B Investors II, LLC and Tactics II-CDI Series B Investors III, LLC, respectively.
(c)
Item 3 above, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in Common Stock and other securities relating to Common Stock that were effected in the past 60 days by the Reporting Persons.
(d)
No person other than the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.
(e)
Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Lock-up Agreement
In connection with the Issuer’s IPO, the Reporting Persons entered into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which the Reporting Persons agreed that for a period of 180 days after July 24, 2013, they will not, without the prior written consent of J.P. Morgan Securities LLC, subject to certain exceptions: (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; or (3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

Registration Rights Agreement
The Issuer, the Reporting Persons, excluding Mr. Robert J. Palay and Dr. Thomas M. Palay, and certain other investors are party to the Fourth Amended and Restated Registration Rights Agreement, dated as of November 1, 2012 (the “Registration Rights Agreement”), which contains certain registration rights with respect to shares of Common Stock held by the Reporting Persons and other investors. The shares entitled to registration rights under the Registration Rights Agreement are referred to herein as “Registrable Securities”.
Demand registration rights
Under the Registration Rights Agreement and at any time beginning 180 days after July 24, 2013, the holders of a majority of the Registrable Securities may, on not more than two occasions, request that the Issuer register all or a portion of their shares. Such request for registration must cover that number of shares with an anticipated aggregate offering price to the public, net of underwriting discounts and commissions, of at least $5.0 million. The Issuer will then be obligated to provide the holders of Registrable Securities with notice of such registration request within 30 days of the request and to use its reasonable best efforts to effect the registration of Registrable Securities under the Securities Act of 1933 (the “Securities Act”). The Issuer may postpone the filing of a registration statement for up to 180 days once in a 12-month period if in the good faith judgment of its board of directors such registration would be materially detrimental to the Issuer or it would materially interfere with any material transaction involving the Issuer, and the Issuer is not required to effect the filing of a registration statement during the period beginning 60 days prior to the Issuer’s good faith estimate of the date of the filing of, and ending on a date 180 days following the effective date of, a registration statement pertaining to a public offering of the Issuer’s securities.
Piggyback registration rights
If the Issuer registers any of its securities for public sale, the holders of Registrable Securities will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, other than with respect to a registration related to employee benefit plans or corporate reorganizations or other transactions under Rule 145 of the Securities Act, subject to certain marketing and other limitations.
Form S-3 registration rights
Any holder of Registrable Securities may make a request that the Issuer register its shares on Form S-3 if the Issuer is qualified to file a registration statement on Form S-3 and if the aggregate price of the public offering is equal to or would exceed $1.0 million. These shareholders may make an unlimited number of requests for registration on Form S-3. However, the Issuer will not be required to effect a registration on Form S-3 during the period starting with the filing of and ending on the date six months following the effective date of a registration statement pertaining to a public offering. The Issuer is also not obligated to effect any such registration if, within 30 days of receipt of the holder’s request, the Issuer delivers a certificate executed by the Chairman of its board of directors indicating that the Issuer is engaged or has fixed plans to engage within 30 days in a firm commitment underwritten public offering of Common Stock in which Registrable Securities holders may include such securities. The Issuer may postpone the filing of a registration statement for up to 180 days once in a 12-month period if in the good faith judgment of directors it would be materially detrimental to the Issuer or it would materially interfere with any material transaction involving the Issuer.

The registration rights described above will expire, with respect to any particular shareholder, on July 24, 2018, and on the first date when the holders and affiliates may sell the Registrable Securities under Rule 144 of the Securities Act during any 90-day period.
Options
Mr. Robert J. Palay and Dr. Thomas M. Palay each own the Options and additional options to purchase an aggregate of 215,386 shares of Common Stock, which have a weighted-average exercise price of approximately $9.77 per share.
Warrants
Tactics II-CDI Series B Investors, LLC, Tactics II-CDI Series B Investors II, LLC and Tactics II-CDI Series B Investors III, LLC hold warrants to purchase 639 shares of Common Stock at an exercise price of $12.00 per share. The warrants expire on June 27, 2023.
The foregoing descriptions are qualified in their entirety by reference to the Lock-up Agreement, the Registration Rights Agreement and the Amendment to the Registration Rights Agreement, each of which are incorporated by reference as Exhibits B, C and D hereto, respectively, and incorporated by reference herein.
Item 4 above discussing the Distribution is incorporated by reference into this Item 6.
Item 7. Material to Be Filed as Exhibits
Exhibit

A	Joint Filing Agreement dated as of August 9, 2013

B
Form of Lock-up Agreement, dated as of June 17, 2013, executed by the Reporting Persons (incorporated by reference to Exhibit A of Exhibit 1.1 to the Registration Statement on Form S-1 (333-189049) of the Issuer)

C	Fourth Amended and Restated Registration Rights Agreement, dated as of November 1, 2012 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 (333-189049) of the Issuer)

D
First Amendment to Fourth Amended and Restated Registration Rights Agreement, dated as of November 1, 2012 (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-1 (333-189049) of the Issuer)

E	Form of Executive Officer Stock Option Agreements (2008 Equity Incentive Plan) (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (333-189149) of the Issuer)

F	Form of Executive Officer Stock Option Agreements (2013 Equity Incentive Plan) (incorporated by reference to Exhibit 10.52 to the Registration Statement on Form S-1 (333-189149) of the Issuer)

G	Form of Tranche I Warrant (incorporated by reference to Exhibit D of Exhibit 10.55 to the Registration Statement on Form S-1 (333-189049) of the Issuer)

H	Distribution Plan for Tactics II Ventures Limited Partnership

I	Distribution Plan for Tactics II Stem Cell Ventures (QP) LP

J	Distribution Plan for Tactics II-CDI Series B Investors, LLC

K	Distribution Plan for Tactics II-CDI Series B Investors II, LLC

L	Distribution Plan for Tactics II-CDI Series B Investors III, LLC

Signatures
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.
Dated: August 9, 2013

Tactics II Ventures Limited Partnership
By: Tactics II Ventures Management Limited
Partnership, its General Partner
By: Tactics II General Partner LLC, its General
Partner

By: /s/ Thomas M. Palay
Name: Thomas M. Palay
Title: Manager

Tactics II Stem Cell Ventures (QP) LP

By: Tactics II SC General Partner LLC, its
General Partner

By: /s/ Thomas M. Palay
Name: Thomas M. Palay
Title: Manager

Tactics II-CDI Series B Investors, LLC

By: Tactics II-CDI Series B Manager, LLC,
its Manager

By: /s/ Thomas M. Palay
Name: Thomas M. Palay
Title: Manager

Tactics II-CDI Series B Investors II, LLC

By: Tactics II-CDI Series B Manager II, LLC,
its Manager

By: /s/ Thomas M. Palay
Name: Thomas M. Palay
Title: Manager

Tactics II-CDI Series B Investors III, LLC

By: Tactics II-CDI Series B Manager III, LLC,
its Manager

By: /s/ Thomas M. Palay
Name: Thomas M. Palay
Title: Manager

Robert J. Palay

By: /s/ Robert J. Palay
Name: Robert J. Palay

Thomas M. Palay

By: /s/ Thomas M. Palay
Name: Thomas M. Palay

Exhibit A
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the join filing, along with all other such undersigned, on behalf of the Reporting Persons (as such term is defined in the Schedule 13D) of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $0.0001 par value per share, of Cellular Dynamics International, Inc., and that this agreement be included as an Exhibit A to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 9th day of August, 2013.

Tactics II Ventures Limited Partnership
By: Tactics II Ventures Management Limited Partnership, its General Partner
By: Tactics II General Partner LLC, its General Partner

By: /s/ Thomas M. Palay
Name: Thomas M. Palay
Title: Manager

Tactics II Stem Cell Ventures (QP) LP

By: Tactics II SC General Partner LLC, its General Partner

By: /s/ Thomas M. Palay
Name: Thomas M. Palay
Title: Manager

Tactics II-CDI Series B Investors, LLC

By: Tactics II-CDI Series B Manager, LLC, its Manager

By: /s/ Thomas M. Palay
Name: Thomas M. Palay
Title: Manager

Tactics II-CDI Series B Investors II, LLC

By: Tactics II-CDI Series B Manager II, LLC, its Manager

By: /s/ Thomas M. Palay
Name: Thomas M. Palay
Title: Manager

Tactics II-CDI Series B Investors III, LLC

By: Tactics II-CDI Series B Manager III, LLC, its Manager

By: /s/ Thomas M. Palay
Name: Thomas M. Palay
Title: Manager

Robert J. Palay

By: /s/ Robert J. Palay
Name: Robert J. Palay

Thomas M. Palay

By: /s/ Thomas M. Palay
Name: Thomas M. Palay

9875998.1

Exhibit H
July 30, 2013
Tactics II Ventures Limited Partnership
Re: Cellular Dynamics International, Inc.
Ladies and Gentlemen:
The undersigned, as the general partner of Tactics II Ventures Limited Partnership (the “Fund”), hereby irrevocably agrees to cause all of the shares of common stock, $0.0001 par value (the “Common Stock”), of Cellular Dynamics International, Inc. held by the Fund (the “Shares”) to be distributed to the members of the Fund in accordance with their beneficial interest therein under the Amended and Restated Limited Partnership Agreement of the Fund, as amended (the “Partnership Agreement”), on the date on which the lock-up agreement between J.P. Morgan Securities LLC and the Fund dated as of June 17, 2013 (the “Lock-up Agreement”) expires, or the date on which the Lock-up Agreement is released or waived, whichever is earlier. In the event the Lock-Up Agreement is released or waived in part, the portion of the Shares no longer subject to the Lock-Up Agreement shall be distributed on the date of such release or waiver to the limited partners of the Fund in accordance with their beneficial interest therein under the Partnership Agreement. Should any day on which the Shares otherwise would be distributed in accordance herewith be a day on which there is no trading of shares on the Nasdaq Global Market LLC (i.e., the market is closed), then the distribution shall be made on the next day on which there is such trading.
The distribution of Shares pursuant hereto shall be made without regard to the trading price of the Common Stock or the value of the Shares.
The undersigned shall be permitted to take any administrative action necessary to effect the distribution of the Shares contemplated hereby, but in no event shall be permitted to change how, when or whether to effect such distribution.
The undersigned intends this agreement to be a written plan adopted for trading securities pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.
This agreement is for the benefit of the limited partners of the Fund. The limited partners of the Fund shall be entitled to enforce specifically the terms of this agreement.
TACTICS II GENERAL PARTNER LLC,
general partner of TACTICS II VENTURES MANAGEMENT LIMITED PARTNERSHIP,
general partner of TACTICS II VENTURES LIMITED PARTNERSHIP
By: /s/ Thomas M. Palay
Name:    Thomas M. Palay
Title:    Manager
9819101.1

Exhibit I
July 30, 2013
Tactics II Stem Cell Ventures (QP) LP
Re: Cellular Dynamics International, Inc.
Ladies and Gentlemen:
The undersigned, as the general partner of Tactics II Stem Cell Ventures (QP) LP (the “Fund”), hereby irrevocably agrees to cause all of the shares of common stock, $0.0001 par value (the “Common Stock”), of Cellular Dynamics International, Inc. held by the Fund (the “Shares”) to be distributed to the members of the Fund in accordance with their beneficial interest therein under the Amended and Restated Limited Partnership Agreement of the Fund, as amended (the “Partnership Agreement”), on the date on which the lock-up agreement between J.P. Morgan Securities LLC and the Fund dated as of June 17, 2013 (the “Lock-up Agreement”) expires, or the date on which the Lock-up Agreement is released or waived, whichever is earlier. In the event the Lock-Up Agreement is released or waived in part, the portion of the Shares no longer subject to the Lock-Up Agreement shall be distributed on the date of such release or waiver to the limited partners of the Fund in accordance with their beneficial interest therein under the Partnership Agreement. Should any day on which the Shares otherwise would be distributed in accordance herewith be a day on which there is no trading of shares on the Nasdaq Global Market LLC (i.e., the market is closed), then the distribution shall be made on the next day on which there is such trading.
The distribution of Shares pursuant hereto shall be made without regard to the trading price of the Common Stock or the value of the Shares.
The undersigned shall be permitted to take any administrative action necessary to effect the distribution of the Shares contemplated hereby, but in no event shall be permitted to change how, when or whether to effect such distribution.
The undersigned intends this agreement to be a written plan adopted for trading securities pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.
This agreement is for the benefit of the limited partners of the Fund. The limited partners of the Fund shall be entitled to enforce specifically the terms of this agreement.
TACTICS II SC GENERAL PARTNER LLC,
general partner of TACTICS II STEM CELL VENTURES (QP) LP
By: /s/ Thomas M. Palay
Name:    Thomas M. Palay
Title:    Manager

9754962_1

Exhibit J
July 30, 2013
Tactics II-CDI Series B Investors, LLC
Re: Cellular Dynamics International, Inc.
Ladies and Gentlemen:
The undersigned, as the manager of Tactics II-CDI Series B Investors, LLC (the “Company”), hereby irrevocably agrees to cause all of the shares of common stock, $0.0001 par value (the “Common Stock”), of Cellular Dynamics International, Inc. held by the Company (the “Shares”) to be distributed to the members of the Company in accordance with their beneficial interest therein under the Operating Agreement of the Company, as amended (the “Operating Agreement”), on the date on which the lock-up agreement between J.P. Morgan Securities LLC and the Company dated as of June 17, 2013 (the “Lock-up Agreement”) expires, or the date on which the Lock-up Agreement is released or waived, whichever is earlier. In the event the Lock-Up Agreement is released or waived in part, the portion of the Shares no longer subject to the Lock-Up Agreement shall be distributed on the date of such release or waiver to the members of the Company in accordance with their beneficial interest therein under the Operating Agreement. Should any day on which the Shares otherwise would be distributed in accordance herewith be a day on which there is no trading of shares on the Nasdaq Global Market LLC (i.e., the market is closed), then the distribution shall be made on the next day on which there is such trading.
The distribution of Shares pursuant hereto shall be made without regard to the trading price of the Common Stock or the value of the Shares.
The undersigned shall be permitted to take any administrative action necessary to effect the distribution of the Shares contemplated hereby, but in no event shall be permitted to change how, when or whether to effect such distribution.
The undersigned intends this agreement to be a written plan adopted for trading securities pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.
This agreement is for the benefit of the members of the Company. The members of the Company shall be entitled to enforce specifically the terms of this agreement.
TACTICS II-CDI SERIES B MANAGER, LLC,
manager of TACTICS II-CDI SERIES B INVESTORS, LLC
By: /s/ Thomas M. Palay
Name:    Thomas M. Palay
Title:    Manager

9819102.1

Exhibit K
July 30, 2013
Tactics II-CDI Series B Investors II, LLC
Re: Cellular Dynamics International, Inc.
Ladies and Gentlemen:
The undersigned, as the manager of Tactics II-CDI Series B Investors II, LLC (the “Company”), hereby irrevocably agrees to cause all of the shares of common stock, $0.0001 par value (the “Common Stock”), of Cellular Dynamics International, Inc. held by the Company (the “Shares”) to be distributed to the members of the Company in accordance with their beneficial interest therein under the Operating Agreement of the Company, as amended (the “Operating Agreement”), on the date on which the lock-up agreement between J.P. Morgan Securities LLC and the Company dated as of June 17, 2013 (the “Lock-up Agreement”) expires, or the date on which the Lock-up Agreement is released or waived, whichever is earlier. In the event the Lock-Up Agreement is released or waived in part, the portion of the Shares no longer subject to the Lock-Up Agreement shall be distributed on the date of such release or waiver to the members of the Company in accordance with their beneficial interest therein under the Operating Agreement. Should any day on which the Shares otherwise would be distributed in accordance herewith be a day on which there is no trading of shares on the Nasdaq Global Market LLC (i.e., the market is closed), then the distribution shall be made on the next day on which there is such trading.
The distribution of Shares pursuant hereto shall be made without regard to the trading price of the Common Stock or the value of the Shares.
The undersigned shall be permitted to take any administrative action necessary to effect the distribution of the Shares contemplated hereby, but in no event shall be permitted to change how, when or whether to effect such distribution.
The undersigned intends this agreement to be a written plan adopted for trading securities pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.
This agreement is for the benefit of the members of the Company. The members of the Company shall be entitled to enforce specifically the terms of this agreement.
TACTICS II-CDI SERIES B MANAGER II, LLC,
manager of TACTICS II-CDI SERIES B INVESTORS II, LLC
By: /s/ Thomas M. Palay
Name:    Thomas M. Palay
Title:    Manager

9819105.1

Exhibit L
July 30, 2013
Tactics II-CDI Series B Investors III, LLC
Re: Cellular Dynamics International, Inc.
Ladies and Gentlemen:
The undersigned, as the manager of Tactics II-CDI Series B Investors III, LLC (the “Company”), hereby irrevocably agrees to cause all of the shares of common stock, $0.0001 par value (the “Common Stock”), of Cellular Dynamics International, Inc. held by the Company (the “Shares”) to be distributed to the members of the Company in accordance with their beneficial interest therein under the Operating Agreement of the Company, as amended (the “Operating Agreement”), on the date on which the lock-up agreement between J.P. Morgan Securities LLC and the Company dated as of June 17, 2013 (the “Lock-up Agreement”) expires, or the date on which the Lock-up Agreement is released or waived, whichever is earlier. In the event the Lock-Up Agreement is released or waived in part, the portion of the Shares no longer subject to the Lock-Up Agreement shall be distributed on the date of such release or waiver to the members of the Company in accordance with their beneficial interest therein under the Operating Agreement. Should any day on which the Shares otherwise would be distributed in accordance herewith be a day on which there is no trading of shares on the Nasdaq Global Market LLC (i.e., the market is closed), then the distribution shall be made on the next day on which there is such trading.
The distribution of Shares pursuant hereto shall be made without regard to the trading price of the Common Stock or the value of the Shares.
The undersigned shall be permitted to take any administrative action necessary to effect the distribution of the Shares contemplated hereby, but in no event shall be permitted to change how, when or whether to effect such distribution.
The undersigned intends this agreement to be a written plan adopted for trading securities pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.
This agreement is for the benefit of the members of the Company. The members of the Company shall be entitled to enforce specifically the terms of this agreement.
TACTICS II-CDI SERIES B MANAGER III, LLC,
manager of TACTICS II-CDI SERIES B INVESTORS III, LLC
By: /s/ Thomas M. Palay
Name:    Thomas M. Palay
Title:    Manager

9819106.1